Exhibit 99.1

PRESS RELEASE

Greenfire Announces Date for Rights Plan Hearing with the Alberta Securities

Commission and Resignation of Two Directors

CALGARY, ALBERTA – September 30, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada announces that the Alberta Securities Commission (“ASC”) has set November 5, 2024 as the date for the hearing in respect of the application made by certain limited partnerships managed by Waterous Energy Fund Management Corp. (collectively, “WEF”) and parties that it has entered into share purchase agreements with, namely Allard Services Limited (“Allard”), a corporation controlled by former director and Greenfire Board Chair Julian McIntyre, and Annapurna Limited (“Annapurna”), a corporation controlled by former Greenfire director Venkat Siva, and Modro Holdings LLC (together with Allard and Annapurna, the “Selling Shareholders”) requesting that the ASC, among other things, cease trade the Company’s shareholder protection rights plan agreement (the “Rights Plan”).

Greenfire adopted the Rights Plan following the announcement on September 16, 2024 that WEF had entered into agreements with each of the Selling Shareholders to acquire 43.3% of the issued and outstanding common shares of the Company. The Company intends to defend the necessity of its Rights Plan at the ASC hearing to ensure, to the extent possible, that all shareholders of Greenfire are treated fairly and equally in connection with any unsolicited take-over bid or other attempt to acquire control of Greenfire, and to provide the Board sufficient opportunity to identify, develop and negotiate potential value-enhancing alternatives, if available, that would benefit all shareholders of the Company.

Greenfire also announces that today each of Julian McIntyre, the principal of Selling Shareholder Allard, and Venkat Siva, the principal of Selling Shareholder Annapurna, has tendered their resignation as a director of the Company.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com